Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus and Prospectus Supplement of VirnetX Holding Corporation (the “Company”) for the registration of the Company’s common stock, preferred stock, depository shares, warrants, debt securities and/or units and to the incorporation by reference therein of our reports dated March 2, 2015, relating to the consolidated financial statements of the Company, and the effectiveness of the Company’s internal control over financial reporting, appearing in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Farber Hass Hurley LLP

Chatsworth, CA
August 20, 2015